SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)


                                (Amendment No. )*


                            URSUS TELECOM CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   917287 10 4
                                 (CUSIP Number)


                                DECEMBER 31, 1998
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [x] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

                                  SCHEDULE 13G
----------------------------------------   -----------------------------------
CUSIP No.   917287 10 4                    Page  2 OF 5 PAGES
----------------------------------------   -----------------------------------
------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Luca Mario Giussani
------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) /X/
------------------------------------------------------------------------------
3       SEC USE ONLY
------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Italian citizenship
------------------------------------------------------------------------------
            NUMBER OF       5        SOLE VOTING POWER
             SHARES
          BENEFICIALLY               4,350,000
            OWNED BY
              EACH
            REPORTING
           PERSON WITH
                           ---------------------------------------------------
                            6       SHARED VOTING POWER          0
                           ---------------------------------------------------
                            7       SOLE DISPOSITIVE POWER       4,350,000
                           ---------------------------------------------------
                            8       SHARED DISPOSITIVE  POWER    0
------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,350,000 shares
------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                     /  /
------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         64.4%
------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------        -------------------------------
CUSIP No.  917287 10 4                   Page 3 OF 5 PAGES
---------------------------------        -------------------------------

Item 1(a). Name of Issuer:
               Ursus Telecom Corporation


Item 1(b). Address of Issuer's Principal Executive Offices:
                440 Sawgrass Corporate Parkway, Suite 112
                Sunrise, Florida 33325

Item 2(a). Name of Person Filing:
                Luca M. Giussani


Item 2(b). Address of Principal Business Office or, if None, Residence:
                440 Sawgrass Corporate Parkway, Suite 112
                Sunrise, Florida 33325

Item 2(c). Citizenship:
                Italian citizenship


Item 2(d). Title of Class of Securities:
                Common Stock


Item 2(e). CUSIP Number:
                 917287 10 4


Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or
(c), check whether the person filing is a:

         Not Applicable

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a) Amount beneficially owned: 4,350,000 .

          (b) Percent of class: 64.4% .

----------------------------------         -----------------------------
 CUSIP No.  917287 10 4                    Page 4 OF 5 PAGES
----------------------------------         -----------------------------

          (c) Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote 4,350,000.

               (ii)  Shared power to vote or to direct the vote 0.

               (iii) Sole power to dispose or to direct the disposition of
                     4,350,000.

               (iv)  Shared power to dispose or to direct the disposition of 0.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class:

            Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

            Not applicable


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

            Not Applicable


Item 8. Identification and Classification of Members of the Group.

            Not Applicable


Item 9. Notice of Dissolution of Group:

            Not Applicable

Item 10. Certifications.

            Not Applicable

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CUSIP No.  917287 10 4                          Page  5  OF 5  PAGES
-----------------------------------             ------------------------------



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              FEBRUARY 12, 1999
                                       ---------------------------------
                                                  Date


                                           /s/ LUCA M.  GIUSSANI,
                                       -----------------------------------
                                                 Signature


                                                LUCA M.  GIUSSANI,
                                       ------------------------------------
                                       PRESIDENT & CHIEF  EXECUTIVE OFFICER
                                                  Name/Title